Exhibit 99.1

AirMedia Announces up to US$5 Million Share Purchase by Chairman

BEIJING, March 28, 2018 /PRNewswire/ -- AirMedia Group Inc. (“AirMedia” or the “Company”) (AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that Mr. Herman Man Guo, the chairman of AirMedia’s board of directors and the Company’s chief executive officer, intends to purchase AirMedia’s ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to US$5 million during the next six months. Mr. Guo expects to fund the purchase with his own resources.

“We are pleased to announce the share purchase plan as it underscores confidence in AirMedia’s long-term prospects,” said Mr. Herman Man Guo, “Despite the challenging market conditions in the short term, I remain confident in AirMedia’s business model and growth prospects.”

The proposed share purchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Company Contact:

Richard Wu
Chief Financial Officer
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com

Investor Contact:

Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com